                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE TO/A
                                (AMENDMENT NO. 1)

   TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                  Consolidated Capital Institutional Properties

 ------------------------------------------------------------------------------
                        (Name of Subject Company (Issuer))

                             AIMCO Properties, L.P.
                   Apartment Investment and Management Company
                                 AIMCO-GP, Inc.
                              ConCap Equities, Inc.

 ------------------------------------------------------------------------------
                      (Names of Filing Persons -- Offerors)

                            Limited Partnership Units

 ------------------------------------------------------------------------------
                           (Title of Class Securities)

                                      None

 ------------------------------------------------------------------------------
                       (CUSIP Number of Class Securities)

                                 Martha L. Long
                  Apartment Investment and Management Company
                                55 Beattie Place
                                 P.O. Box 1089
                        Greenville, South Carolina 29602
                                 (864) 239-1000

 ------------------------------------------------------------------------------
           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy to:

                                 Joseph A. Coco
                    Skadden, Arps, Slate, Meagher & Flom LLP
                   Four Times Square New York, New York 10036
                                 (212) 735-3000

                                       and

                              Jonathan L. Friedman
                    Skadden, Arps, Slate, Meagher & Flom LLP
                             300 South Grand Avenue
                          Los Angeles, California 90071
                                 (213) 687-5000

                            Calculation of Filing Fee

                  TRANSACTION VALUATION*  AMOUNT OF FILING FEE
                  ----------------------  --------------------
                     $  15,186,218.12          $  1,924.09

* For purposes of calculating the fee only. This amount assumes the purchase of 60,193.50 units of limited partnership interest of the subject partnership for $252.29 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals $126.70 per million of the aggregate amount of cash offered by the bidder.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1924.09           Filing Party: AIMCO Properties, L.P.

Form or Registration No.: Schedule TO/13E-3   Date Filed: November 8, 2004

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1

[ ] issuer tender offer subject to Rule 13e-4

[X] going-private transaction subject to Rule 13e-3

[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                         AMENDMENT NO. 1 TO SCHEDULE TO


         This Amendment No. 1 amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO initially filed on November 8, 2004 (the "Schedule TO"). This Amendment No. 1 relates to the offer by AIMCO Properties, L.P., a Delaware limited partnership, to purchase units of limited partnership interest ("Units") of Consolidated Capital Institutional Properties, a California limited partnership (the "Partnership"), at a price of $252.29 per unit in cash, subject to the conditions set forth in the Litigation Settlement Offer dated November 8, 2004 and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). Copies of the Litigation Settlement Offer and the Letter of Transmittal are filed with the Schedule TO as Exhibits (a)(1) and (a)(2), respectively. The item numbers and responses thereto below are in accordance with the requirements of Schedule TO, and all section and page references are to the Litigation Settlement Offer. Unless defined herein, capitalized terms used and not otherwise defined herein have the respective meanings ascribed to such terms in the Litigation Settlement Offer.

         On December 1, 2004, AIMCO Properties, L.P. issued a press release announcing the extension of the expiration date of the Offer from midnight, New York City time, on December 8, 2004 to midnight, New York City time, on December 15, 2004. A copy of that press release has been filed as Exhibit (a)(4) to this Amendment No. 1.

ITEM 1. SUMMARY TERM SHEET.

         The information incorporated by reference into Item 1 of the Schedule TO is amended and supplemented as follows:

         (1) The first paragraph of the second bullet point beginning with "The Settlement Fund" under "SUMMARY TERM SHEET" on page 1 is amended by adding the following to the end thereof:

         "In addition, if you requested exclusion from the settlement but tender your units, by signing the letter of transmittal, you will release us from claims that you would otherwise have preserved by requesting exclusion from the settlement class. If you did not request exclusion, you will release any known or unknown claims arising out of the class and derivative litigation if the judgment approving the settlement is affirmed on appeal. By executing the enclosed letter of transmittal, moreover, you will release those claims even if the judgment is reversed or otherwise vacated on appeal. See "--Release and Assignment of Future Claims" below."

ITEM 4. TERMS OF THE TRANSACTION.

         The information incorporated by reference into Item 4(a) of the Schedule TO is amended and supplemented as follows:

         (1) The third bullet point on the front cover of the Litigation Settlement Offer is amended by replacing the second sentence with the following:

         "We determined our offer price by estimating a net equity value for your partnership units based on an aggregate gross property value of $134,759,709 (equal to 93.3% of the aggregate value determined by the independent appraisal in 2003), reduced by estimated prepayment penalties of $10,282,461, resulting in an aggregate net property value of $124,477,247. The aggregate gross property value is the sum of the gross property value for each of your partnership's properties as estimated by us, before reduction for any prepayment penalties."

         (2) The fourth risk factor entitled, "OUR OFFER PRICE MAY NOT REFLECT THE FAIR VALUE OF YOUR PARTNERSHIP'S PROPERTIES" under "RISK FACTORS" on page 5 is amended by replacing the first sentence with the following:

         "We determined our offer price by estimating a net equity value for your partnership units based on an aggregate gross property value of $134,759,709 (equal to 93.3% of the aggregate value determined by the independent appraisal in 2003), reduced by estimated prepayment penalties of $10,282,461, resulting in an aggregate net property value of $124,477,247. The aggregate gross property value is the sum of the gross property value for each of your partnership's properties as estimated by us, before reduction for any prepayment penalties."

         (3) The risk factor entitled, "WE COULD DELAY ACCEPTANCE OF, AND PAYMENT FOR, YOUR UNITS" under "RISK FACTORS" on page 8 is amended by adding the following to the end thereof:

         "We will pay for or return tendered units promptly after expiration of the offer."

         (4) "Section 6. Material Federal Income Tax Matters" is amended by adding the following to the end thereof on page 19:

                  "Tax Consequences to the General Partner of Your Partnership and its Affiliates, including AIMCO Properties, L.P. The sale of your units pursuant to this offer will not be a taxable transaction for the general partner of your partnership or its affiliates, including AIMCO Properties, L.P. Consequently, the general partner of your partnership and its affiliates will not recognize gain or loss in connection with this offer. We intend to treat the entire offer price as consideration paid to you for your units, regardless of whether you requested exclusion from the settlement. We, like any other purchaser of units, will receive a tax basis in the purchased units equal to the consideration paid by us for the units. This tax basis will be allocated over the assets owned by your partnership, and we will be able to take depreciation and amortization deductions to the extent basis is allocated to depreciable or amortizable property owned by your partnership."

         (5) "Section 7. Effects of the Offer" is amended by adding the following before the paragraph entitled "Accounting Treatment" on page 20:

                  "Costs Associated with Being a Public Company. There are various costs associated with being a public company, including costs associated with preparing, auditing and filing our periodic reports with the SEC. We estimate these expenses to be approximately $48,000 per year. This represents approximately 4.2% of the partnership's general and administrative expenses and 0.26% of the partnership's total expenses (based on 2003 expenses of approximately $1,151,000 and $18,541,000, respectively). In addition, as a result of the Sarbanes-Oxley Act of 2002, we estimate our costs will increase by approximately 10% beginning in 2005. If the partnership were to terminate its registration under the Exchange Act, the estimated cost savings would be approximately $48,000 per year."

         (6) The section entitled "Determination of Offer Price" under "Section
         8. Valuation of Units" beginning on page 20 up to, but not including, the table on page 22 immediately preceding the section entitled "Comparison of Offer Price to Alternative Consideration" is amended and restated as follows:

                  "Determination of Offer Price. We determined our offer price by estimating the liquidation proceeds that would be payable to limited partners if calculating a net equity value of units of limited partnership interest based on a valuation of your partnership's properties. Our starting point in this process was the value of each of your partnership's properties as determined by the court-appointed, independent appraiser in 2003. For a more a detailed description of the independent appraisals of your partnership's properties, see "The Litigation Settlement Offer -- Section 8. Valuation of Units; Estimated Liquidation Proceeds Based on Independent Appraisal."

                  For The Dunes Apartments, we assigned it a gross property value of $6,800,000, which is equal to its appraised value.

                  For Indian Creek Village, we assigned it a gross property value of $9,800,000, which is equal to 72% of its appraised value. We made this determination based on certain factors, including the following:

                  - property net operating income for the twelve months ended June 2004 was approximately $1,017,000, as compared to a projected annual run rate of $1,204,988;

                  - the property's vacancy rate for the month ended July 2004 was 3%, and its loss rate was 18%, as compared to a vacancy and loss rate of 10% projected by the appraiser;

                  - our assessment of recent housing trends in the local market in which the property is located; and

                  - our assessment of the general economic outlook for the area in which the property is located;

                  For The Knolls Apartments, we assigned it a gross property value of $12,960,000, which is equal to 90% of its appraised value. We made this determination based on certain factors, including the following:

                  - the property's vacancy rate for the month ended July 2004 was 5% and its loss rate was 35%, as compared to a vacancy and loss rate of 11.5% projected by the appraiser;

                  - our assessment of recent housing trends in the local market in which the property is located;

                  - our assessment of the general economic outlook for the area in which the property is located; and

                  - this property currently has plans to be redeveloped. This will create cash needs in the short-term; but is expected to bring value in the long-term. This potential increase in value was not considered in our offer.

                  For The Loft Apartments, we assigned it a gross property value of $7,599,709, which is equal to 86% of its appraised value. We made this determination based on certain factors, including the following:

                  - property net operating income for the twelve months ended June 2004 was approximately $520,000, as compared to the projected annual run rate of $855,883 made by the appraiser;

                  - the property's vacancy rate for the month ended July 2004 was 6% and its loss rate was 25%, as compared to a vacancy and loss rate of 12% projected by the appraiser;

                  - our assessment of recent housing trends in the local market in which the property is located; and

                  - our assessment of the general economic outlook for the area in which the property is located.

                  For Palm Lake Apartments, we assigned it a gross property value of $4,300,000, which is equal to its appraised value.

                  For Plantation Gardens Apartments, we assigned it a gross property value of $19,000,000, which is equal to its appraised value.

                  For Regency Oaks Apartments, we assigned it a gross property value of $8,800,000, which is equal to its appraised value.

                  For Sterling Apartment Homes and Commerce Center, we assigned a gross property value of $65,500,000 which is equal to 95% of its appraised value. We made this determination based on certain factors, including the following:

                  - the property's vacancy rate for the month ended July 2004 was 7% and its loss rate was 9% compared to a vacancy and loss rate of 6% projected by the appraiser.

                  - this property currently has plans to be redeveloped. This will create cash needs in the short-term; but is expected to bring value in the long-term. This potential increase in value was not considered in our offer.

                  We then deducted from the gross property values estimated prepayment penalties of $993,613 for The Dunes Apartments, $2,058,658 for The Knolls Apartments, $131,126 for The Loft Apartments, $601,020 for Palm Lake Apartments, $2,013,082 for Plantation Gardens Apartments, $1,600,087 for Regency Oaks Apartments and $2,884,875 for Sterling Apartments Homes & Commerce Center, respectively, to determine their net property values. The following table compares the appraised values of your partnership's properties to the net property values that we used to determine our offer price:

                                                                 GROSS        PREPAYMENT          NET
         PROPERTY                          APPRAISED VALUE   PROPERTY VALUE    PENALTY       PROPERTY VALUE
         -----------------------------     ---------------   --------------  ------------    --------------
         The Dunes Apartments.........      $  6,800,000       $  6,800,000   $   993,613      $  5,806,387
         Indian Creek Village.........        13,600,000          9,800,000            --         9,800,000
         The Knolls Apartments........        14,400,000         12,960,000     2,058,658        10,901,342
         The Loft Apartments..........         8,800,000          7,599,709       131,126         7,468,583
         Palm Lake Apartments.........         4,300,000          4,300,000       601,020         3,698,980
         Plantation Gardens
           Apartments.................        19,000,000         19,000,000     2,013,082        16,986,918
         Regency Oaks Apartments......         8,800,000          8,800,000     1,600,087         7,199,913
         Sterling Apartments Homes &
           Commerce Center............        68,700,000         65,500,000     2,884,875        62,615,125
                                           ---------------   --------------  ------------    --------------
           Total......................      $144,400,000       $134,759,709   $10,282,461      $124,477,247*
                                           ===============   ==============  ============    ==============

         ------------
         * Subject to rounding.

                  The aggregate net property value for all of your partnership's properties is $124,477,247. This is determined by aggregating the net property values of all properties. After determining the aggregate net property value, we then calculated a net equity value for your partnership based on such aggregate net property value by adding the value of the non-real estate assets of your partnership and deducting its liabilities, including mortgage debt and debt owed by your partnership to the general partner or its affiliates.

                  Finally, we allocated 100% of this net equity value to limited partners, which is the percentage of net proceeds that would be paid to limited partners in the event of a liquidation of your partnership. Our offer price represents the net equity value per unit determined in this manner, plus a pro rata portion of the settlement fund, as indicated below."

         (7) The first line of the table on page 22 immediately preceding the section entitled "Comparison of Offer Price to Alternative Consideration" under "Section 8. Valuation of Units - Determination of Offer Price" is amended by replacing "Aggregate gross property value of partnership properties" with "Aggregate net property value of partnership properties".

         (8) "Section 8. Valuation of Units - Estimated Liquidation Proceeds Based on Independent Appraisal" on page 24 is amended by replacing the first paragraph with the following:

                  "Selection and Qualifications of Independent Appraiser. Your partnership's property was appraised by American Appraisal Associates, Inc. ("AAA"), an independent appraiser appointed by the court. Under the terms of the settlement, the independent appraiser was required to provide in writing its professional opinion as to the market value of each of the partnership's properties as of the date of the delivery of the written appraisal, describing the methodologies used and other information which the appraiser deemed appropriate to support or explain its work. The appraiser was also required to prepare an executive summary of each appraisal that included all material information. As the appraiser was court-appointed, no special valuation instructions were given to the appraiser by the partnership, us or our affiliates. The information set forth below was provided to us by AAA with respect to its appraisals."

         (9) The paragraph entitled, "Summary of Independent Appraisals of
         Your Partnership's Property" on page 26 under "Section 8. Valuation of Units - Estimated Liquidation Proceeds Based on Independent Appraisal" is amended by replacing the last sentence with the following:

         "The estimated total "as is" market value of the fee simple estate of your partnership's property is $144,400,000, which was determined by adding the estimated values determined by AAA for each of your partnership's properties and which is higher than the aggregate net property value of $124,477,247 as estimated by us."

         (10) The first bullet point of the paragraph entitled, "Factors Not in Favor of Fairness Determination" on page 55 under "Section 12. Position of the General Partner of Your Partnership with Respect to the Offer" is amended by replacing the first sentence with the following:

         "we determined our offer price by estimating a net equity value for your partnership units based on an aggregate gross property value of $134,759,709 (equal to 93.3% of the 2003 aggregate value determined by American Appraisal Associates, Inc., an independent appraiser appointed by the Court), reduced by estimated prepayment penalties of $10,281,461, resulting in an aggregate net property value of $124,477,247. The aggregate gross property value is the sum of the gross property value for each of your partnership's properties as estimated by us, before reduction for any prepayment penalties."

         (11) The second bullet point on page 67 under "Section 19. Conditions to the Offer" is amended by replacing items "(v)" through "(vii)" with the following:

         "(v) any limitation (whether or not mandatory) by any governmental authority on, or any other material event which, in either case, could reasonably be expected to affect the extension of credit by banks or other lending institutions, or (vi) in the case of any of the foregoing existing at the time of the commencement of the offer, a material acceleration or worsening thereof; or"

         (12) The first sentence of the last paragraph on page 68 under "Section
         19. Conditions to the Offer" is amended by replacing the first sentence with the following:

                  "The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances (other than circumstances arising out of actions or inactions by us or our affiliates) giving rise to such conditions or may be waived by us at any time in our reasonable discretion prior to the expiration of this offer."

ITEM 12. EXHIBITS.

         Item 12 of the Schedule TO is amended and supplemented as follows:

         (a)(4) Press Release dated December 1, 2004.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

         ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

                  The information incorporated by reference into Item 7(d) of
         Item 13 of the Schedule TO is amended and supplemented as follows:

                  (1) "Section 6. Material Federal Income Tax Matters" is amended by adding the following to the end thereof on page 19:

                           "Tax Consequences to the General Partner of Your
                  Partnership and its Affiliates, including AIMCO Properties, L.P. The sale of your units pursuant to this offer will not be a taxable transaction for the general partner of your partnership or its affiliates, including AIMCO Properties, L.P. Consequently, the general partner of your partnership and its affiliates will not recognize gain or loss in connection with this offer. We intend to treat the entire offer price as consideration paid to you for your units, regardless of whether you requested exclusion from the settlement. We, like any other purchaser of units, will receive a tax basis in the purchased units equal to the consideration paid by us for the units. This tax basis will be allocated over the assets owned by your partnership, and we will be able to take depreciation and amortization deductions to the extent basis is allocated to depreciable or amortizable property owned by your partnership."

                  (2) "Section 7. Effects of the Offer" is amended by adding the following before the paragraph entitled "Accounting Treatment" on page 20:

                           "Costs Associated with Being a Public Company. There
                  are various costs associated with being a public company, including costs associated with preparing, auditing and filing our periodic reports with the SEC. We estimate these expenses to be approximately $48,000 per year. This represents approximately 4.2% of the partnership's general and administrative expenses and 0.26% of the partnership's total expenses (based on 2003 expenses of approximately $1,151,000 and $18,541,000, respectively). In addition, as a result of the Sarbanes-Oxley Act of 2002, we estimate our costs will increase by approximately 10% beginning in 2005. If the partnership were to terminate its registration under the Exchange Act, the estimated cost savings would be approximately $48,000 per year."

         ITEM 8. FAIRNESS OF THE TRANSACTION.

                  The information incorporated by reference into Item 8(a)-(f) of Item 13 of the Schedule TO is amended and supplemented as follows:

                  (1) The first bullet point of the paragraph entitled, "Factors Not in Favor of Fairness Determination" on page 55 under "Section 12. Position of the General Partner of Your Partnership with Respect to the Offer" is amended by replacing the first sentence with the following:

                  "we determined our offer price by estimating a net equity value for your partnership units based on an aggregate gross property value of $134,759,709 (equal to 93.3% of the 2003 aggregate value determined by American Appraisal Associates, Inc., an independent appraiser appointed by the Court), reduced by estimated prepayment penalties of $10,282,461, resulting in an aggregate net property value of $124,477,247. The aggregate gross property value is the sum of the gross property value for each of your partnership's properties as estimated by us, before reduction for any prepayment penalties."

         ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

                  The information incorporated by reference into Item 9(b) of
         Item 13 of the Schedule TO is amended and supplemented as follows:

                  (1) "Section 8. Valuation of Units - Estimated Liquidation Proceeds Based on Independent Appraisal" on page 24 is amended by replacing the first paragraph with the following:

                       "Selection and Qualifications of Independent Appraiser.
                  Your partnership's property was appraised by American Appraisal Associates, Inc. ("AAA"), an independent appraiser appointed by the court. Under the terms of the settlement, the independent appraiser was required to provide in writing its professional opinion as to the market value of each of the partnership's properties as of the date of the delivery of the written appraisal, describing the methodologies used and other information which the appraiser deemed appropriate to support or explain its work. The appraiser was also required to prepare an executive summary of each appraisal that included all material information. As the appraiser was court-appointed, no special valuation instructions were given to the appraiser by the partnership, us or our affiliates. The information set forth below was provided to us by AAA with respect to its appraisals."

                  (2) The paragraph entitled, "Summary of Independent Appraisals of Your Partnership's Property" on page 24 under "Section 8. Valuation of Units - Estimated Liquidation Proceeds Based on Independent Appraisal" is amended by replacing the last sentence with the following:

                  "The estimated total "as is" market value of the fee simple estate of your partnership's property is $144,400,000, which was determined by adding the estimated values determined by AAA for each of your partnership's properties and which is higher than the aggregate net property value of $124,477,247 as estimated by us."

                                    SIGNATURE

         After due inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date: December 1, 2004

                                          AIMCO PROPERTIES, L.P.

                                          By: AIMCO-GP, INC.
                                              Its General Partner

                                          By: /s/ MARTHA L. LONG
                                              ---------------------------------
                                              Martha L. Long
                                              Senior Vice President

                                          APARTMENT INVESTMENT AND
                                          MANAGEMENT COMPANY

                                          By: /s/ MARTHA L. LONG
                                              ---------------------------------
                                              Martha L. Long
                                              Senior Vice President

                                          AIMCO-GP, INC.

                                          By: /s/ MARTHA L. LONG
                                              ---------------------------------
                                              Martha L. Long
                                              Senior Vice President

                                          CONCAP EQUITIES, INC.

                                          By: /s/ MARTHA L. LONG
                                              ---------------------------------
                                              Martha L. Long
                                              Senior Vice President

                                  EXHIBIT INDEX

EXHIBIT NO.                                DESCRIPTION
-----------    ----------------------------------------------------------------
   (a)(4)      Press release dated December 1, 2004.